[Clearly Canadian Beverage Corporation letterhead]

October 27, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549
Attention: James Allegretto, Senior Assistant Chief Accountant

Re:	Clearly Canadian Beverage Corporation (File No. 000-15276)

Dear Mr. Allegretto:

We are writing in response to the Staff’s comment letter dated October 17, 2006. We have addressed our responses to the Staff’s comments using the same numbering as in your letter. Concurrently with this letter, we are filing Amendment No. 2 to our Annual Report on Form 20-F/A.

Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2005

1.	Controls and Procedures

As requested, we have revised the description of the design of our disclosure controls and procedures, including as they pertain to Exchange Act filings, and the conclusions reached by our certifying officers as to their effectiveness.

2.	Financial Statements

As requested, we have filed amendment No. 2 to our annual report on Form 20-F in response to the Staff’s comments addressed in its letters of August 18, 2006 and October 17, 2006. Amendment No. 2 includes an explanatory note describing the changes to the filing. In addition, we included a statement that the financial statements for the 2003 fiscal year are unaudited and that our filing is deficient, and we described how we plan to rectify the situation.

We trust the above detailed responses address the Staff’s comments. If you have any further questions kindly contact the writer at (604) 290-7515. We have formally engaged KPMG LLP as our new independent public accounting firm to re-audit the 2003 fiscal year. KPMG LLP will commence the re-audit of fiscal 2003 immediately. Once the re-audit is completed, we will file a further amendment to our Form 20-F for the fiscal year ended December 31, 2005, to include the re-audited financial statements for fiscal 2003 and KPMG’s auditor’s report and consent for fiscal 2003.

Respectfully Yours,

/s/ Matthew Hoogendoorn

Matthew Hoogendoorn, CA, CPA(Illinois)
Chief Financial Officer
Clearly Canadian Beverage Corporation